EXHIBIT 99.5

Telkom SA Limited — Notification of Directors dealing in Telkom SA Limited securities

Telkom SA Limited
(Registration Number 1991/005476/06)
JSE and NYSE Share Code TKG
ISIN ZAE000044897

Notification of directors dealing in Telkom SA Limited securities In terms of Section 3.63 — 3.74 of the JSE Securities Exchange South Africa Listing Requirements please note the following:

Director	:	Sizwe Nxasana
Number of Securities	:	50
Class of Security	:	Ordinary
Nature of Interest	:	Direct, beneficial
Nature of Transaction	:	Sale
Date	:	5 September 2003
Price	:	R 40.756
Shareholding	:	The shares purchased represent 25% of Mr Nxasana’s Telkom SA Limited shares, or options to buy shares, held In terms of the rules of the Government Initiated Employee Share Option Plan (The Diabo 2% Scheme)